FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Press Release dated October 27, 2008 Summarized audited financial results for the period ended September 30, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	October 27, 2008	By:	/s/ Mehernosh Kapadia
			Name :	Mehernosh Kapadia
			Title :	General Manager & Joint Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 27, 2008

Performance Review – Quarter ended September 30, 2008

•	Profit after tax of Rs. 1,014 crore; 39% increase over first quarter

•	42% year-on-year increase in core operating profit

•	12% year-on-year reduction in costs due to cost rationalization measures

•	Capital adequacy of 14.01%

•	CASA ratio increased to 30% from 25% a year ago

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2008 (Q2-2009).

Highlights

•	The profit after tax for Q2-2009 was Rs. 1,014 crore (US$ 216 million) compared to the profit after tax of Rs. 1,003 crore (US$ 214 million) for the quarter ended September 30, 2007 (Q2-2008).

•	The profit after tax for Q2-2009 represents an increase of 39% over the profit after tax of Rs. 728 crore (US$ 155 million) in the quarter ended June 30, 2008 (Q1-2009).

•	Core operating profit (operating profit excluding treasury) increased 42% to Rs. 2,437 crore (US$ 519 million) for Q2-2009 from Rs. 1,712 crore (US$ 365 million) for Q2-2008.

•	Net interest income increased 20% to Rs. 2,148 crore (US$ 457 million) for Q2-2009 from Rs. 1,786 crore (US$ 380 million) for Q2- 2008.

•	Fee income increased 26% to Rs. 1,876 crore (US$ 399 million) for Q2-2009 from Rs. 1,486 crore (US$ 316 million) for Q2-2008.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•
Operating expenses[1] decreased 12% to Rs. 1,688 crore (US$ 359 million) for Q2-2009 from Rs. 1,926 crore (US$ 410 million) for Q2- 2008 due to the Bank’s focus on efficiency improvement and cost rationalization. The cost/average asset ratio for Q2-2009 was 1.7% compared to 2.1% for Q2-2008, and the cost/income ratio for Q2- 2009 was 42.5% compared to 50.5% for Q2-2008.

Operating review

Deposit growth

The Bank has adopted a conscious strategy of focusing on current and savings account deposits and reducing its wholesale term deposit base. Current and savings account deposits increased 16% to Rs. 66,914 crore (US$ 14.2 billion) at September 30, 2008 from Rs. 57,827 crore (US$ 12.3 billion) at September 30, 2007. Current and savings account (CASA) deposits constituted 30% of total deposits at September 30, 2008 compared to 25% at September 30, 2007. Total deposits declined marginally on a year-on-year basis due to the reduction in term deposits pursuant to the strategy adopted by the Bank. The Bank has significantly expanded its branch network to expand its reach and further enhance its deposit franchise. At October 22, 2008, the Bank had 1,400 branches and 4,530 ATMs.

Credit growth

Consolidated advances of the Bank and its banking subsidiaries and ICICI Home Finance Company increased 16% to Rs. 264,665 crore (US$ 56.4 billion) at September 30, 2008 from Rs. 227,583 crore (US$ 48.5 billion) at September 30, 2007.

International operations

ICICI Bank’s international business continued to focus on:

•	Building a retail deposit base which gives the Bank access to low cost deposits on a sustainable basis.

•	Being the preferred financier and adviser for overseas expansion of Indian corporates and strengthening the global syndication network.

1  Including direct market agency expenses.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Being the preferred bank for non-resident Indians: The Bank’s remittance volumes increased by 38.2% in Q2-2009 to about Rs. 11,946 crore (US$ 2.5 billion) compared to Q2-2008.

ICICI Bank Canada’s profit after tax for the six months ended September 30, 2008 (H1-2009) was CAD 22 million. ICICI Bank Canada’s capital position continued to be strong with a capital adequacy ratio of 15.4% at September 30, 2008. ICICI Bank Canada’s deposit base increased by over CAD 1.0 billion during the quarter to CAD 4.85 billion at September 30, 2008, of which 86% was term deposits.

ICICI Bank UK’s profit before mark to market impact and provision on investments was US$ 43 million for H1-2009. After the required provisioning charge in respect of its investment portfolio (including the mark-to-market impact of credit spread widening during the period), ICICI Bank UK reported a net loss of US$ 35 million. ICICI Bank UK’s capital position continued to be strong with a capital adequacy ratio of 18.4% at September 30, 2008. ICICI Bank UK’s deposit base was US$ 4.9 billion at September 30, 2008, of which 39% was term deposits. At September 30, 2008, ICICI Bank UK had zero net non-performing assets.

The Bank and its subsidiaries have entirely exited their non-India linked credit derivatives portfolio at no incremental loss over and above the provisions already held.
Capital adequacy

The Bank’s capital adequacy at September 30, 2008 as per Reserve Bank of India’s revised guidelines on Basel II norms was 14.01% and Tier-1 capital adequacy was 11.03%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

At September 30, 2008, the Bank’s net non-performing asset ratio was 1.8% on an unconsolidated basis. The consolidated net NPA ratio of the Bank and its subsidiaries was 1.6%. The specific provisions for non- performing assets (excluding the impact of farm loan waiver) were Rs. 868 crore (US$ 185 million) in Q2-2009 compared to Rs. 878 crore (US$ 187 million) in Q1-2009.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Performance highlights of insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) increased its overall market share in retail new business weighted received premiums from 12.7% in the year ended March 31, 2008 (FY2008) to 13.7% during April- August 2008. New business weighted received premium increased by 22% in H1-2009 to Rs. 2,650 crore (US$ 564 million). While ICICI Life’s results reduced the consolidated profit after tax of ICICI Bank by Rs. 466 crore (US$ 99 million) in H1-2009, ICICI Life’s unaudited New Business Profit (NBP)2 in H1-2009 was Rs. 522 crore (US$ 111 million). Assets held increased to Rs. 30,107 crore (US$ 6.4 billion) at September 30, 2008.

ICICI Lombard General Insurance Company (ICICI General) increased its overall market share from 11.9% in FY2008 to 12.5% during April-August 2008. ICICI General’s premiums increased 12.2% on a year-on-year basis to Rs. 1,925 crore (US$ 410 million) in H1-2009.

2 Life insurance companies worldwide make accounting losses in initial years due to business set-up and customer acquisition costs in the initial years and reserving for actuarial liability. Further, in India, amortization of acquisition costs is not permitted. These factors have resulted in statutory losses for ICICI Life since the company’s inception, as its business has grown rapidly year on year. If properly priced, life insurance policies are profitable over the life of the policy, but at the time of sale, there is a loss on account of non-amortized expenses and commissions, generally termed as new business strain that emerges out of new business written during the year. New Business Profit (NBP) is an alternate measure of the underlying business profitability (as opposed to the statutory profit or loss) and relevant in the case of fast expanding companies like ICICI Life. NBP is the present value of the profits of the new business written during the year. It is based on standard economic and non-economic assumptions including risk discount rates, investment returns, mortality, expenses and persistency assumptions. Disclosure on economic assumptions are available in the annual report for the year ended March 31, 2008.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	Q2-2008	Q1-2009	Q2-2009	FY2008

Net interest income[1]	1,786	2,090	2,148	7,304
Non-interest income	1,897	2,132	2,030	7,997
- Fee income	1,486	1,958	1,876	6,627
- Lease and other income	411	174	154	1,369
Less:
Operating expense	1,541	1,634	1,543	6,429
Expenses on direct market agents (DMAs) [2]	385	228	145	1,543
Lease depreciation	45	51	53	182
Core operating profit	1,712	2,308	2,437	7,147
Treasury income	175	(594)	(153)	815
Operating profit	1,887	1,714	2,285	7,961
Less: Provisions	644	792[3]	924[4]	2,905
Profit before tax	1,243	922	1,361	5,056
Less: Tax	240	194	347	898
Profit after tax	1,003	728	1,014	4,158
1.	Net of premium amortisation on government securities of Rs. 210 crore in Q2- 2008, Rs. 175 crore in Q2-2009 and Rs. 898 crore in FY2008.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Includes specific provision of Rs. 878 crore (with the total provisions being lower due to general provision write-back and farm loan waiver-related write- back of Rs. 85 crore).
4.	Includes specific provision for non-performing assets (excluding the impact of farm loan waiver) of Rs. 868 crore.
5.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	September	September	March
	30, 2007	30, 2008	31, 2008
Assets
Cash & bank
balances	34,025	35,613	38,041
Advances[1]	207,121	221,985	225,616
Investments	102,288	97,148	111,454
Fixed & other assets	21,510	30,225	24,684
Total	364,944	384,970	399,795
Liabilities
Networth	44,752	48,645	46,470
- Equity capital	1,111	1,113	1,113
- Reserves	43,641	47,532	45,358
Preference capital	350	350	350
Deposits	228,307	223,402	244,431
CASA ratio	25%	30%	26%
Borrowings	73,585	94,849	86,399
Other liabilities	17,950	17,724	22,145
Total	364,944	384,970	399,795
1. Consolidated advances of the Bank and its overseas banking subsidiaries and ICICI Home Finance Company increased 16.3% to Rs. 264,665 crore at September 30, 2008 from Rs. 227,583 crore at September 30, 2007.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e- mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 46.965

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS
(Rupees in crore)
Sr. No.	Particulars		Three months ended		Half year ended		Year ended March 31, 2008
			September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
			(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		7,834.98	7,516.47	15,726.78	14,847.30	30,788.34
	a)	Interest/discount on advances/bills	5,711.39	5,573.39	11,465.55	11,022.63	22,600.99
	b)	Income on investments	1,794.06	1,818.57	3,682.28	3,497.28	7,466.01
	c)	Interest on balances with Reserve Bank
		of India and other inter-bank funds	136.09	132.40	265.04	284.46	611.99
	d)	Others	193.44	(7.89)	313.91	42.93	109.35
2.	Other income		1,877.33	2,071.94	3,415.51	4,022.53	8,810.77
3.	A) TOTAL INCOME (1)+(2)		9,712.31	9,588.41	19,142.29	18,869.83	39,599.11
4.	Interest expended		5,687.36	5,730.47	11,489.41	11,582.35	23,484.24
5.	Operating expenses (e) + (f) + (g)		1,740.04	1,970.80	3,653.95	3,876.12	8,154.18
	e)	Employee cost	488.06	519.91	1,011.28	1,041.75	2,078.90
	f)	Direct marketing expenses	144.50	385.43	372.83	768.09	1,542.74
	g)	Other operating expenses	1,107.48	1,065.46	2,269.84	2,066.28	4,532.54
		contingencies)	7,427.40	7,701.27	15,143.36	15,458.47	31,638.42
7.		OPERATING PROFIT (A-B)
		(Profit before provisions and
		contingencies)	2,284.91	1,887.14	3,998.93	3,411.36	7,960.69
8.		Provisions (other than tax) and contingencies	923.53	644.49	1,716.02	1,196.76	2,904.59
9.		Exceptional items	..	..	..	..	..
10.		PROFIT / LOSS FROM ORDINARY
		ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,361.38	1,242.65	2,282.91	2,214.60	5,056.10
11.		Tax expense (a) + (b)	347.17	240.05	540.69	436.92	898.37
		a) Current period tax	579.63	417.72	944.27	745.33	1,611.73
		b) Deferred tax adjustment	(232.46)	(177.67)	(403.58)	(308.41)	(713.36)
12.		NET PROFIT / LOSS FROM ORDINARY
		ACTIVITES (10)–(11)	1,014.21	1,002.60	1,742.22	1,777.68	4,157.73
13.		Extraordinary items (net of tax expense)	..	..	..	..	..
		NET PROFIT / LOSS FOR THE PERIOD(12)–
14.		(13)	1,014.21	1,002.60	1,742.22	1,777.68	4,157.73
15.		Paid-up equity share capital (face value Rs. 10/-)	1,113.29	1,110.66	1,113.29	1,110.66	1,112.68
16.		Reserves excluding revaluation reserves	47,531.95	43,641.32	47,531.95	43,641.32	45,357.53
17.		Analytical ratios
		(i) Percentage of shares held by Government of
		India	..	..	..	..	..
		(ii) Capital adequacy ratio	14.01%	16.76%	14.01%	16.76%	13.97%
		(iii) Earnings per share (EPS) for the period
		Basic EPS before and after extraordinary
		items net of tax expenses (not annualised for
		quarter/ period) (in Rs.)	9.11	9.13	15.65	17.79	39.39
		Diluted EPS before and after extraordinary
		items net of tax expenses (not annualised for
		quarter/ period) (in Rs.)	9.09	9.08	15.60	17.68	39.15
18.		NPA Ratio
		i) Gross non-performing advances (net of
		technical write-off)[1]	9,501.48	5,931.53	9,501.48	5,931.53	7,579.54
		ii) Net non-performing advances[1]	4,232.93	2,970.94	4,232.93	2,970.94	3,490.55
		iii) % of gross non-performing advances (net
		of technical write-off) to gross advances (net
		of write-off)	4.18%	2.82%	4.18%	2.82%	3.30%
		iv) % of net non-performing advances to net
		advances[2]	1.91%	1.43%	1.91%	1.43%	1.55%
19.		Return on assets (annualised)	1.05%	1.12%	0.89%	1.01%	1.12%
20.		Aggregate of non-promoter shareholding
	1.	No. of shares	1,113,249,042	1,111,912,138	1,113,249,042	1,111,912,138	1,112,687,495
	2.	Percentage of shareholding	100	100	100	100	100
21.		Deposits	223,401.72	228,306.63	223,401.72	228,306.63	244,431.05
22.		Advances	221,984.67	207,121.07	221,984.67	207,121.07	225,616.08
23.		Total assets	384,970.39	364,944.21	384,970.39	364,944.21	399,795.08
1.	At June 30, 2008 the gross non performing advances (net of technical write-off) were Rs. 8,511.36 crore and the net non performing advances were Rs. 4,033.57 crore.
2.	The percentage of net non-performing customer assets to net customer assets (includes advances and credit substitutes) was 1.83% at September 30, 2008.

CONSOLIDATED FINANCIAL RESULTS
(Rupees in crore)
		Three months ended		Half year ended
Sr. No.	Particulars	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007	Year ended March 31, 2008
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Total Income	15,590.46	13,850.57	30,234.76	26,580.39	60,053.08
2.	Net Profit/(loss) for the period	651.48	897.92	1,268.75	1,642.29	3,398.23
3.	Earnings per share (EPS)
	EPS for the period
	(not annualised for quarter/period) (in Rs.)(basic)	5.85	8.18	11.40	16.44	32.19
	EPS for the period
	(not annualised for quarter/period) (in Rs.)(diluted)	5.84	8.13	11.36	16.34	32.00
The consolidated financial results include results of ICICI Bank Limited and its subsidiaries and other consolidating entities of which for the half year ended September 30, 2008, the results of following have been audited: ICICI Bank Limited, ICICI Bank UK PLC., ICICI Prudential Life Insurance Company Limited, ICICI International Limited, ICICI Securities Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Primary Dealership Limited, ICICI Eco-Net Internet & Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Venture Funds Management Company Limited and ICICI Strategic Investments Fund.

SEGMENTAL RESULTS OF ICICI BANK LIMITED FOR THE PERIOD ENDED SEPTEMBER 30, 2008

(Rupees in crore)
Sr. No.	Particulars	Three months ended	Half year ended	Year ended
		September 30, 2008	September 30, 2008	March 31, 2008
		(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	6,078.27	12,155.85	24,418.54
b	Wholesale Banking	6,414.43	13,103.41	24,949.35
c	Treasury	7,020.33	13,798.18	29,098.26
d	Other Banking	201.85	278.02	274.92
	Total revenue	19,714.88	39,335.46	78,741.07
	Less: Inter Segment Revenue	10,002.57	20,193.17	39,141.96
	Income from Operations	9,712.31	19,142.29	39,599.11
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	276.69	405.39	947.24
b	Wholesale Banking	1,106.15	2,296.78	3,574.68
c	Treasury	(131.58)	(540.91)	513.49
d	Other Banking	110.12	121.65	20.69
	Total segment results	1,361.38	2,282.91	5,056.10
	Unallocated expenses	..	..	..
	Profit before tax	1,361.38	2,282.91	5,056.10
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Retail Banking	(8,860.48)	(8,860.48)	(4,045.54)
b	Wholesale Banking	15,708.43	15,708.43	(11,423.26)
c	Treasury	36,626.76	36,626.76	56,694.99
d	Other Banking	1,032.38	1,032.38	669.30
e	Unallocated	4,488.15	4,488.15	4,924.72
	Total	48,995.24	48,995.24	46,820.21

SEGMENTAL RESULTS OF ICICI BANK LIMITED FOR THE PERIOD ENDED SEPTEMBER 30, 2007

(Rupees in crore)
Sr. No.	Particulars	Three months ended	Half year ended
		September 30, 2007	September 30, 2007
1.	Segment Revenue	(Audited)	(Audited)
a	Consumer and Commercial Banking	7,495.21	14,930.36
b	Investment Banking	2,441.89	4,712.76
	Total revenue	9,937.10	19,643.12
	Less: Inter Segment Revenue	348.69	773.29
	Income from Operations	9,588.41	18,869.83
2.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	588.61	1,092.32
b	Investment Banking	663.64	1,141.48
	Total segment results	1,252.25	2,233.80
	Unallocated expenses	9.60	19.20
	Profit before tax	1,242.65	2,214.60
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Consumer and Commercial Banking	(28,165.49)	(28,165.49)
b	Investment Banking	68,470.67	68,470.67
	Total capital employed	40,305.18	40,305.18

Notes on segmental results
1.
The disclosure on segmental reporting has been modified pursuant to Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosure on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008. The segmental results for three months ended September 30, 2007 and for the half year ended September 30, 2007 as per the revised guidelines have not been prepared and hence are not comparable.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and also includes gain/loss on sale of banking & non- banking assets and other items not attributable to any particular business segment.

Notes

1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the three months ended September 30, 2008, the Bank allotted 1,56,781 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints / grievances for the three months ended September 30, 2008:

Opening	Additions	Disposals	Closing balance
balance
5	447	448	4

4.
Provision for current period tax includes Rs. 9.28 crore towards provision for fringe benefit tax for the three months ended September 30, 2008 (Rs. 21.77 crore for the half-year ended September 30, 2008).

5.
RBI vide its circular DBOD.No.BP.BC.90/20.06.001/2006-07 dated April 27, 2007 had advised banks having operational presence outside India to compute capital adequacy ratio (CAR) as per the revised capital adequacy framework (Basel II) effective March 31, 2008. Accordingly, the CAR for September 30, 2008 and March 31, 2008 is as per Basel II framework and for September 30, 2007, is as per the earlier framework.

6.	Pursuant to the RBI clarification, USD 750 million of foreign currency bonds raised in January 2007 for Upper Tier II capital have been included in CAR computation as at September 30, 2008.
7.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on October 27, 2008.
9.	The above financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
10.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	Chanda D. Kochhar
Date : October 27, 2008	Joint Managing Director & CFO